November 17, 2017

Via EDGAR

Kristi Marrone
Staff Accountant
Division of Corporation Finance
Office of Real Estate & Commodities
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Stratus Properties Inc.
Form 10-K for the year ended December 31, 2016
Filed on March 16, 2017

Form 8-K
Filed on May 10, 2017

Form 10-Q for the quarter ended June 30, 2017
Filed on August 9, 2017
File No. 001-37716

Dear Ms. Marrone,

Stratus Properties Inc. (the “Company”) is submitting this letter in response to the comment received from the Commission’s staff (the “Staff”) by email dated November 9, 2017, which followed up on the Company’s response dated October 23, 2017 to comments received from the Staff by email dated October 10, 2017. We have reproduced below the full text of the Staff’s comment in italics, followed by our response.

Form 8-K filed on May 10, 2017

Exhibit 99.1

Comment 1: We note your response to our prior comment 2. Please revise your disclosure in future filings to (1) describe the process you undertake to validate the third-party appraisals, (2) discuss any adjustments you may make to third-party appraisers’ valuations of real estate and (3) address any material limitations of using third party appraisals. Provide us with your proposed disclosure.

Response 1: We acknowledge the Staff’s comment regarding the process we undertake to validate the third-party appraisals. The appraisal firms represent in their reports that the

Securities and Exchange Commission
November 17, 2017

appraisals are conducted in accordance with the Uniform Standards of Professional Appraisal Practice by appraisers with local knowledge and expertise who are MAI certified by the Appraisal Institute and/or state certified as a Certified General Real Estate Appraiser. We review the appraisals to confirm that the information provided by the Company to the certified appraiser is accurately reflected in the appraisal, but we do not validate the methodologies, inputs or professional judgment utilized by the certified appraiser.

With respect to the Staff’s comment regarding adjustments made to the third-party appraisers’ valuation of our real estate, we advise the Staff that we do not make any adjustments to the third-party appraisers’ valuation of our real estate. We acknowledge the Staff’s comment regarding the material limitations of using third-party appraisals, and propose to reflect those in our future filings as indicated below.

To address the Staff’s comment, in future filings, where we discuss third-party appraisals, we propose to revise our disclosure substantially in the following manner (proposed language added to or deleted from the language proposed in our October 23, 2017 response is underlined or struck through, respectively):

“The computation of Stratus’ after-tax NAV uses third-party appraisals ~~of specified properties as of the dates indicated, and the appraised value may be different if prepared as of a current date. These appraisals were~~ conducted by independent~~, third-party~~ appraisal firms, which were primarily retained by Stratus’ lenders as required under our financing arrangements. The appraisal firms represent in their reports that they employ certified appraisers with local knowledge and expertise who are MAI certified by the Appraisal Institute and/or state certified as a Certified General Real Estate Appraiser. Each appraisal states that it is prepared in conformity with the Uniform Standards of Professional Appraisal Practice ~~utilizing~~ and utilizes at least one of the following three approaches to value:

(a) the cost approach, which establishes value by estimating the current costs of reproducing the improvements (less loss in value from depreciation) and adding land value to it;

(b) the income capitalization approach, which establishes value based on the capitalization of the subject property’s net operating income; and/or

(c) the comparable sales approach, which establishes value indicated by recent sales of comparable properties in the market place.

One or more of the approaches may be selected by the appraiser depending on its applicability to the property being appraised. To the extent more than one approach is used, the appraiser performs a reconciliation of the indicated values to determine a final opinion of value for the subject property. Significant professional judgment is exercised by the appraiser in determining which inputs are used, which approaches to select, and the weight given to each selected approach in determining a final opinion as to the appraised value of the subject property.

Securities and Exchange Commission
November 17, 2017

We are a diversified real estate company and our portfolio of real estate assets includes commercial, hotel, and entertainment properties, as well as multi- and single-family residential real estate properties. Consequently, each appraisal is unique and certain factors reviewed and evaluated in each appraisal may be particular to the nature of the property being appraised. However, in performing their analyses, the appraisers generally (i) performed site visits to the properties, (ii) performed independent inspections and/or surveys of the market area and neighborhood, (iii) performed a highest and best use analysis, (iv) reviewed property-level information, including, but not limited to, ownership history, location, availability of utilities, topography, land improvements and zoning, and (v) reviewed information from a variety of sources about regional market data and trends applicable to the property being appraised. Depending on the valuation approach utilized, the appraisers may have used one or more of the following: the recent sales prices of comparable properties; market rents for comparable properties; operating and/or holding costs of comparable properties; and market capitalization and discount rates.

The appraisals of the specified properties are as of the dates so indicated, and the appraised value may be different if prepared as of a current date. As noted above, the appraisers utilize significant professional judgment in determining the appraisal methodology best suited to a particular property and the weight afforded to the various inputs considered, which could vary depending on the appraiser’s evaluation of the property being appraised. Moreover, the opinions expressed in the appraisals are based on estimates and forecasts that are prospective in nature and subject to certain risks and uncertainties. Events may occur that could cause the performance of the properties to materially differ from the estimates utilized by the appraiser, such as changes in the economy, interest rates, capitalization rates, the financial strength of certain tenants, and the behavior of investors, lenders and consumers. Additionally, in some situations, the opinions and forecasts utilized by the appraiser may be partly based on information obtained from third party sources, which information neither we nor the appraiser verifies. We review the appraisals to confirm that the information provided by Stratus to the appraiser is accurately reflected in the appraisal, but we do not validate the methodologies, inputs and professional judgment utilized by the certified appraiser.

Securities and Exchange Commission
November 17, 2017

If you have any questions or comments, please contact me at your earliest convenience at (512) 478-5788.

Sincerely,

/s/ Erin D. Pickens
Erin D. Pickens
Senior Vice President and Chief Financial Officer

cc:    William H. Armstrong III